EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended				Six Months Ended
	June 30, 2016		June 30, 2015		June 30, 2016		June 30, 2015
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$19,381		$19,516		$105,905		$39,219
Add: Fixed charges, net	13,316		11,409		25,537		24,404
Income before income taxes and fixed charges, net	32,697		30,925		131,442		63,623
Fixed charges
Interest expense	$12,760		$11,128		$24,640		$23,846
One-third of rental expense	556		281		897		558
Interest on unrecognized tax benefits	-		-		-		-
Total fixed charges	$13,316		$11,409		$25,537		$24,404
Ratio of Earnings to Fixed Charges	2.46	x	2.71	x	5.15	x	2.61	x

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$19,381		$19,516		$105,905		$39,219
Add: Fixed charges, net	5,719		5,739		11,146		13,514
Income before income taxes and fixed charges, net	25,100		25,255		117,051		52,733
Fixed charges
Interest expense (excluding deposits)	5,163		5,458		10,249		12,956
One-third of rental expense	556		281		897		558
Interest on unrecognized tax benefits	-		-		-		-
Total fixed charges	$5,719		$5,739		$11,146		$13,514
Ratio of Earnings to Fixed Charges	4.39	x	4.40	x	10.50	x	3.90	x